Exhibit 99.2

AIVTECH INTERNATIONAL GROUP CO.
COMPENSATION COMMITTEE CHARTER

Statement of Policy

The Compensation Committee (the "Compensation Committee") of the Board of Directors of AIVTech International Group Co. (the "Company") shall provide assistance to the Board of Directors in discharging the Board of Directors' responsibilities relating to management organization, performance, compensation and succession.

Organization

The members of the Compensation Committee shall be appointed by the Board of Directors from time to time after considering the recommendation of the Company's Nominating Committee and upon a determination by the Board of Directors that the nominees meet all required qualifications for Compensation Committee membership. Members of the Compensation Committee and may be removed by the Board of Directors. The Compensation Committee shall meet on the call of its chairman. The Compensation Committee has the authority to retain and terminate advisors to assist in discharging its duties, including the authority to approve such advisors' fees and retention terms. Half of the members of the Compensation Committee shall be a quorum to transact business. The Nominating Committee will recommend to the Board of Directors, and the Board of Directors will designate, the Chairman of the Compensation Committee.  If a Nominating Committee does not exist, the Board of Directors will recommend the Chairman of the Compensation Committee.

Committee Authority and Responsibilities

In discharging its responsibilities for management organization, performance, compensation and succession, the Compensation Committee shall:

•	Consider and authorize the compensation philosophy for the Company's personnel.
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Review and approve corporate goals and objectives relevant to chief executive officer and senior management compensation, evaluate chief executive officer and senior management performance in light of those goals and objectives and, either as a committee or together with other independent directors (as directed by the Board of Directors), determine and approve chief executive officer and senior management compensation based on this evaluation.

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Nothing in this Charter shall be construed as precluding discussions of chief executive officer and senior management compensation with the Board of Directors generally, as it is not the intent of this Charter to impair communication among members of the Board of Directors.

•	Annually review and approve perquisites for the chief executive officer and senior management.
•	Consider and make recommendations to the Board of Directors on matters relating to organization and succession of senior management.
•	Consider and approve the report of the Compensation Committee for inclusion in the Company's proxy statement.
•	Make recommendations to the Board of Directors with respect to the Company's employee benefit plans.
•	Administer incentive, deferred compensation and equity based plans.
•	Annually review and update this Charter for consideration by the Board of Directors.
•	Annually evaluate performance and function of the Compensation Committee.
•	Report the matters considered and actions taken by the Compensation Committee to the Board of Directors.